Exhibit 99.1

Statoil ASA: Information relating to the dividend issue for first quarter 2016

Key information relating to the dividend issue (scrip dividend programme) to be carried out by Statoil ASA (OSE:STL, NYSE:STO) in relation to payment of dividend for first quarter 2016.

Date on which the terms and conditions of the dividend issue were announced: 27 July 2016

Last day including right: 9 August 2016

Ex-date: 10 August 2016

Record Date: 11 August 2016

Date of approval:  26 July 2016

Maximum number of new shares: 160,000,000

Subscription price: For shareholders on Oslo Stock Exchange (Oslo Børs) the subscription price shall be set to the volume-weighted average share price on Oslo Stock Exchange of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. The subscription price may not be lower than NOK 50 or higher than NOK 500 per share. For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo Stock Exchange converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period. The subscription price may not be lower than USD 5 or higher than USD 50 per share.

Will the rights be listed: No

Other information:
The subscription period shall commence on or about 29 August 2016. The subscription period shall be at least 10 business days.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)